UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2026

Commission File Number: 001-38064

COSCIENS Biopharma Inc.

(Translation of registrant’s name into English)

c/o Borden Ladner Gervais, LLP

22 Adelaide St. West, Suite 3400

Bay Adelaide Centre, East Tower

Toronto ON M5H 4E3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On May 8, 2026, COSCIENS Biopharma Inc. (the “Company”) issued a Notice of Annual General and Special Meeting of Shareholders (the “Notice of Meeting”) in connection with the annual general and special meeting of shareholders of the Company (the “Meeting”). A copy of the Notice of Meeting is attached hereto as Exhibit 99.1, which is incorporated by reference herein.

DOCUMENTS INDEX

Exhibit	Description
99.1	Notice of Annual General and Special Meeting of Shareholders

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COSCIENS Biopharma Inc.

Date: May 8, 2026	By:	/s/ Giuliano La Fratta
	Name:	Giuliano La Fratta
	Title:	Chief Financial Officer